Filed by Starburst II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Media contacts:

Japan:	SoftBank Press office
+ 81 3 6889 2300

US:	Sard Verbinnen & Co
Jim Barron +1.212.687.8080
Megan Bouchier +1.415.618.8750
Paul Kranhold +1.415.618.8750

SOFTBANK PROVDES SPRINT WITH ADDITIONAL WAIVER UNDER MERGER

AGREEMENT TO ALLOW DISH TO CONDUCT DILIGENCE

Tokyo – May 21, 2013 – SoftBank Corp. (TSE: 9984) (“SoftBank”) today provided Sprint with a waiver of certain provisions under the merger agreement between the companies. The waiver will enable Sprint to provide DISH Network Corporation (NASDAQ: DISH) (“DISH”) access to certain non-public information for due diligence purposes, and to engage in discussions and negotiations with DISH regarding its preliminary proposal put forth more than a month ago. The Sprint Special Committee has not withdrawn or amended its recommendation in favor of the previously agreed upon transaction with SoftBank and has not approved or recommended any transaction with DISH.

“We continue to believe that our agreed transaction, which we plan to close in approximately six weeks, creates substantially greater value and provides far greater certainty for Sprint shareholders. We are providing this waiver because we are confident in the value of our transaction, and to ensure that Sprint and Softbank can move quickly and with no risk of delay or confusion, towards implementing our detailed investment plans,” said SoftBank Holdings Inc. President Ron Fisher. “We understand and respect that the Special Committee has an obligation to evaluate competing opportunities and we hope this waiver will help them complete this process promptly and with no costly delays.”

SoftBank remains committed to completing its transaction on the terms previously disclosed. The company anticipates closing on July 1, 2013 or as soon as possible thereafter, subject to satisfaction of closing conditions.

The Registration Statement and proxy materials related to the merger agreement are available at Sprint’s website at www.sprint.com/investors. If you have any questions or need assistance in voting your shares, please call Sprint’s proxy solicitor and the information agent for the offering, Georgeson Inc., toll free at 1-866-741-9588 (banks and brokers call 212-440-9800). You can also contact SoftBank’s proxy solicitor Morrow & Co., LLC toll free at 1-800-662-5200 (banks and brokers call 203-658-9400).

Proxy materials and other important information relevant to the SoftBank-Sprint transaction can be found at: www.SoftbankSprintTransaction.com.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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